EXHIBIT 12

GE FINANCIAL ASSURANCE HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

Three Months Ended March 31, 2003

(Dollar amounts in millions)

(Unaudited)

Ratio of Earnings To Fixed Charges
Net earnings	$295
Provision for income taxes	130
Minority interest	1

Earnings before income taxes, minority interest and cumulative effect of change in accounting principle	426

Fixed charges:
Interest	32
Interest portion of net rentals	6

Total fixed charges	38
Less interest capitalized, net of amortization	4

Earnings before income taxes, minority interest and cumulative effect of change in accounting principle, plus fixed charges	$460

Ratio of earnings to fixed charges	12.1

For purposes of computing the ratios, fixed charges consist of interest on all indebtedness and one-third of rentals, which management believes is a reasonable approximation of the interest factor of such rentals.

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